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Exhibit (a)(2)

Citizens First Corporation 1065 Ashley Street, Suite 200 Bowling Green, Kentucky 42103 Telephone: (270) 393-0700 Telefax: (270) 846-7504 www.citizensfirstbank.com

November 6, 2009

Dear Fellow Stockholders:

        By now you should have received the tender offer materials of Porter Bancorp, Inc., by which Porter Bancorp is making a tender offer to purchase shares of Citizens First Corporation common stock. Your board of directors has carefully evaluated the terms of Porter Bancorp's tender offer, with the advice of our financial and legal advisors, and has concluded that it is inadequate and not in the best interests of Citizens First or its stockholders (other than Porter Bancorp). This letter, and the enclosures, explain why we are recommending that you reject Porter Bancorp's tender offer and not tender your shares for sale to Porter Bancorp.

        Our reasons, as more fully discussed below and in the enclosure, can be summarized in three points:

  First:    The price offered by Porter Bancorp is not adequate or fair to our stockholders based on a thorough review by our independent financial advisors, Chartwell Capital, Ltd. (www.chartwellcapital.com) and Commerce Street Capital, LLC (www.commercestreetcapital.com).

            •    Porter Bancorp's tender offer is financially inadequate.

            •    Porter Bancorp's tender offer does not properly reflect Citizens First's business, financial condition, current business strategy and future prospects.

            •    The board has concerns about the value of Porter Bancorp common stock to the extent tendering stockholders elect this form of consideration.

            •    Porter Bancorp's tender offer is taxable, regardless whether you elect to receive shares of Porter Bancorp stock or cash.

  Second:    Now is not the appropriate time for a well capitalized banking organization such as Citizens First to pursue a sale transaction, given the depressed conditions prevalent in the market generally and within the financial institutions industry in particular.

            •    Porter Bancorp's tender offer is opportunistic.

            •    Porter Bancorp's tender offer is disruptive to Citizens First's business, including its customers and key employees.

  Third:    The terms and conditions of Porter Bancorp's tender offer are coercive and, in our view, create unacceptable risks for our stockholders who do not tender their shares.

        Your board of directors unanimously recommends that you reject Porter Bancorp's tender offer and NOT tender your shares to Porter Bancorp.

        Our directors and executive officers do not intend to tender their Citizens First shares.

        If you have already tendered your shares, you have the right to withdraw them now that you have the additional information we are providing with this letter.

Background information

        We recognize that the stock markets in general, and the trading prices of community banks such as Citizens First, have been disappointing. Your board of directors, on a number of occasions, has deliberated about the strategy that is in the best interests of your organization and you, our stockholders, in this challenging environment. Since last May 2009, a small group of local shareholders has approached certain members of our board expressing their views that Citizens First should add a representative to your board of directors or seek a buyer for your company. We listened to and considered their suggestions and concerns. For many of the same reasons discussed below, the board of directors, working with its independent professional advisors, concluded it was not in our stockholders' best interests to pursue a sale at this time but that the best approach was to pursue a strategy to enhance long-term value for our stockholders and to position our organization to take advantage of opportunities that arise when the economy and market conditions improve.

        As discussed in our October 20, 2009 earnings press release, we initiated a reevaluation of Citizens First's business during the third quarter. Our analysis, and determination about what is in our organization's best interests, did not change when we evaluated the letter Porter Bancorp sent us in September 2009 indicating an interest in engaging in exclusive negotiations with Citizens First, or when we learned Porter Bancorp had entered into option agreements, and obtained irrevocable proxies, from an undisclosed group of our stockholders. While we are not certain which stockholders of Citizens First entered into option agreements with Porter Bancorp in October—Porter Bancorp failed to publicly disclose their names—the board believes the genesis is this same group of stockholders. Then, like now, we concluded that pursuing the sale of your institution with Porter Bancorp was not in the best interests of all of our stockholders.

        Your board of directors unanimously recommends that you reject Porter Bancorp's tender offer and NOT tender your shares to Porter Bancorp.

Why Porter Bancorp's tender offer should be rejected

        The board's determination is based on numerous factors as detailed in the enclosed Schedule 14D-9, including:

        Porter Bancorp's tender offer is opportunistic.    Porter Bancorp's tender offer comes at the end of the worst economic recession in the United States since the Great Depression. The recession has adversely affected the banking industry in dramatic ways and resulted in significant declines in the values of banking and financial stocks. As Porter Bancorp observes in its tender offer materials, "Over the past year and a half, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by very significant declines in the values of nearly all asset classes and by a very serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence."

        Like many financial institutions, Citizens First's business and the trading price of our common stock have been adversely affected by these conditions. The board believes Porter Bancorp timed its tender offer to take advantage of these conditions and attempt to acquire control of Citizens First through a coercive offer, as discussed further below, at a time when the trading price of our common stock was at its most depressed.

        Porter Bancorp's tender offer is financially inadequate.    The board believes that Porter Bancorp's tender offer does not fully reflect the intrinsic value of Citizens First. On November 5, 2009, Commerce Street Capital rendered its opinion to the board of directors of Citizens First, subsequently confirmed in writing, that, as of November 5, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to our common stockholders pursuant to Porter Bancorp's tender offer was inadequate from a financial point of view to such holders (other than Porter Bancorp and its affiliates).

        Porter Bancorp's tender offer does not properly reflect Citizens First's business, financial condition, current business strategy and future prospects.    Porter's $9.00 tender offer price is below both the $11.08 book value and the $9.08 tangible book value per Citizens First's common share as of September 30, 2009. During the third quarter of 2009, the board and senior management undertook to evaluate Citizens First's strategic plan. This included a complete reevaluation of our branch delivery model with a focus on streamlining delivery and staffing levels to generate improved financial performance. We identified two branch locations that did not currently meet, and were not likely to meet in the future, targeted performance levels, and that were in such close proximity to other centers that the two could easily be combined and maintain service levels. In addition, we began to restructure to gain efficiencies in our workforce, both at the branch level and in our administrative services area, including taking initial steps to reduce overall staff by twenty percent. The board believes that Citizens First's plan to reduce operating expenses, combined with ongoing efforts to improve net interest income, will allow Citizens First to favorably impact its financial performance going forward despite the current market conditions. The board believes this long-term strategic plan is the best approach for creating value for Citizens First and its stockholders, given the depressed market for bank and financial stocks and other conditions, and that our senior management will be able to create stockholder value meaningfully in excess of the tender offer price through the continued execution of this strategic plan. The board and management remain entirely focused on generating the maximum value for stockholders.

        Porter Bancorp's tender offer is coercive.    Porter Bancorp's tender offer by its terms is coercive and, as mentioned above, timed by Porter Bancorp to take advantage of the depressed trading price of our common shares.

        The board believes Porter Bancorp chose this coercive tender offer structure to attempt to acquire control of Citizens First, one of its competitors, at a time when the trading price of our common shares was extremely depressed and not reflective of Citizens First's true value and at a tender offer price that the board believes, and has been advised by its financial advisors, to be inadequate.

        Porter Bancorp's tender offer is disruptive to Citizens First's business, including its customers and key employees.    The unsolicited nature of Porter Bancorp's tender offer and the uncertainty surrounding the tender offer are and will continue to be disruptive to our customer and employee bases. Uncertainty surrounding future ownership and management could result in customer attrition and the inability to market new products to customers.

        The board has concerns about the value of Porter Bancorp common stock to the extent stockholders who tender Citizens First common shares elect this form of consideration.    Porter Bancorp identifies several risks in its tender offer materials that could negatively impact Porter Bancorp's business and the value of its common stock. You should consider these risks carefully in considering the tender offer, particularly should you determine to tender your Citizens First common shares and elect to receive Porter Bancorp common stock in the tender offer. The board has concerns that the risks identified in Porter Bancorp's tender offer could limit Porter Bancorp's growth prospects and negatively impact the future trading price of Porter Bancorp common stock.

        The consideration offered by Porter Bancorp is taxable.    The tender offer price Porter Bancorp is offering would generally be taxable to Citizens First common stockholders, regardless of the form of the consideration that the stockholders who tender our common shares in the tender offer receive.

        Porter Bancorp's tender offer is highly conditional and therefore may be illusory.    The effect of the tender offer's numerous and subjective conditions is that our common stockholders cannot be assured that Porter Bancorp will consummate the tender offer, resulting in what amounts to an option to purchase Citizens First that can be exercised in Porter's discretion after causing substantial disruption to our business.

        Citizens First's directors and executive officers do not intend to tender their Citizens First common shares.    Our directors and executive officers believe that the intrinsic value of Citizens First's business, financial condition, current business strategy and future prospects have not been fully reflected in Porter Bancorp's tender offer price. As a result, to our knowledge, none of Citizens First's directors or executive officers currently intends to tender any of their Citizens First common shares for purchase pursuant to Porter Bancorp's tender offer.

        Accordingly, the board of directors unanimously recommends that Citizens First's stockholders reject Porter Bancorp's tender offer and NOT tender their Citizens First common shares in Porter Bancorp's tender offer.

        Your board of directors and management team take their fiduciary responsibilities to you, our stockholders, extremely seriously. We are committed to creating value for all of our stockholders and remain open to appropriate opportunities that will achieve this result. The enclosed Schedule 14D-9 contains a detailed description of the reasons for your board of directors' recommendation and the factors considered by the board. We urge you to read the Schedule 14D-9 so you will be fully informed before you make your decision. If you have questions or need assistance, please call.

Sincerely,

Jack Sheidler	Todd Kanipe
Chairman of the Board	President and Chief Executive Officer
Citizens First Corporation	Citizens First Corporation

        Commerce Street Capital, LLC as well as Chartwell Capital, Ltd. are serving as the Company's financial advisors, and Wyatt, Tarrant & Combs, LLP is serving as legal counsel to the Company.

About the Company

        The Company is a bank holding company headquartered in Bowling Green, Warren County, Kentucky. As of September 30, 2009, the Company had total assets of $341.7 million and total deposits of $275.7 million.

About the Company's financial advisors

        Commerce Street Capital, LLC (www.commercestreetcapital.com) is a leading investment banking firm primarily serving small and medium sized financial institutions. It is an affiliate of Service Equity Partners, LP and Service Equity Partners (QP), LP, which own 9.9% of the Company's common stock.

        Chartwell Capital, Ltd. (www.chartwellcapital.com) is a financial advisory firm that provides services to the boards of directors and executive management of financial institutions nationwide and has extensive experience with bank acquisitions and branch sales in the Commonwealth of Kentucky.

Important information and where to find it

        This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer proposed by Porter Bancorp, Inc. referred to in this communication, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that the Company files with the SEC in connection with the exchange offer at the SEC's Web site at www.sec.gov and the Company's Web site at www.citizensfirstbank.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by the Company with the SEC in connection with the exchange offer may be obtained from the Company free of charge by directing a request to Citizens First Corporation, Attn: M. Todd Kanipe, 1065 Ashley Street, Suite 200, Bowling Green, Kentucky 42103.

        As used in this letter, the "tender offer materials" of Porter Bancorp refers to the Preliminary Prospectus/Offer to Exchange, Subject to Completion, dated October 23, 2009, of Porter Bancorp, Inc. and the related letter of transmittal.

Forward-looking statements

        Certain statements in this communication may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ materially are economic conditions generally and in the market areas of the Company, a continuation or worsening of the current disruption in credit and other markets, goodwill impairment, overall loan demand, increased competition in the financial services industry which could negatively impact the Company's ability to increase total earning assets, retention of key personnel and the success of cost savings and expense reductions from planned branch closures and restructuring. Actions by the U.S. Department of the Treasury and federal and state bank regulators in response to changing economic conditions, changes in interest rates, loan prepayments by and the financial health of the Company's borrowers, and other factors described in the reports filed by the Company with the Securities and Exchange Commission could also impact current expectations.

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  Exhibit (a)(2)